San West, Inc.

10350 Mission Gorge Road

Santee, California 92071

April 30, 2010

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	San West, Inc. (the “Company”)
File No. 333-166337

Ladies/Gentlemen:

We hereby request a withdrawal of a previously sent letter of “Request for Acceleration,” dated April 28, 2010.

The letter was sent prematurely and we apologize for the confusion.

Very truly yours,

San West, Inc.

By/s/ Frank J. Drechsler

Frank J. Drechsler

Chief Executive Officer